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                          December 23, 2022

       Randall Black
       President and Chief Executive Officer
       CITIZENS FINANCIAL SERVICES INC
       15 South Main Street
       Mansfield, Pennsylvania 16933

                                                        Re: CITIZENS FINANCIAL
SERVICES INC
                                                            Registration
Statement on Form S-4
                                                            Filed December 16,
2022
                                                            File No. 333-268840

       Dear Randall Black:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-957-9365 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Les Reese, Esq.